UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42669

PITANIUM LIMITED

(Registrant’s Name)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Press Release

On May 4 , 2026, Pitanium Limited (the “Company”) issued a press release, which was published on its official website, announcing the gradual introduction of two new product lines under its Pitanium brand. A copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

Forward-Looking Statements

The press release may contain forward-looking statements. Certain statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. These statements include, but are not limited to, statements regarding the expected launch, availability, and potential benefits of the Company’s new product lines. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, changes in market conditions, regulatory developments, product development and commercialization risks. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

Update on Trading Halt of Securities and Company Responses

Reference is made to the Company’s Reports on Form 6-K furnished on October 31, 2025 and November 21, 2025, which disclosed the trading halt of the Company’s securities, related information requests, and the Company’s written responses thereto.

On April 20, 2026, the Company received additional information requests from The Nasdaq Stock Market (Nasdaq) for certain information and documents, and the Company submitted its written response with supporting materials to Nasdaq on May 4, 2026. As of the date of this report, the Company has responded to all comments and document requests received from the U.S. Securities and Exchange Commission (SEC), Nasdaq, Financial Industry Regulatory Authority (FINRA), as applicable. The Company continues to monitor the matter and remains committed to cooperating in a transparent and timely manner. The Company’s business operations remain normal and uninterrupted as of the date of this report.

This Report on Form 6-K and the information contained herein shall be deemed to be furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release Dated May 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2026	PITANIUM LIMITED

	By:	/s/ Ying Yeung Wong
	Name:	Ying Yeung Wong
	Title:	Chief Executive Officer and Director